UpSnap, Inc.
134 Jackson Street, Suite 203
Davidson, North Carolina 20836
Telephone: 704-895-4121

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about September 10, 2008, to the holders of record at the close of business on September 5, 2008 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of UpSnap, Inc., a Nevada corporation (“the Company” or “UpSnap”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”) entered into among the Company, Duratech Group Inc., an Alberta, Canada corporation (“Duratech”), and certain other parties as described below. This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 23,370,324 shares of UpSnap Common Stock issued and outstanding, each of which was entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED
IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On August 29, 2008, the Company and Tony Philipp, an officer, director and shareholder of UpSnap (“Philipp”), entered into the Share Exchange Agreement with Duratech, Peter van Hierden, a citizen and resident of Alberta, Canada and owner directly or indirectly of approximately 96% of the share capital of Duratech (“van Hierden”), and the other common shareholders of Duratech (collectively, the “Duratech Shareholders”).

The transactions contemplated by the Share Exchange Agreement will be consummated on or before September 17, 2008 (the “Closing Date”) and will result in a change of control of the Company.

Pursuant to the terms of the Share Exchange Agreement, on the Closing Date, the Company will issue to the Duratech Shareholders, on a pro rata basis, a total of 69,299,676 shares of the Company’s Common Stock (representing 71.08% of the issued and outstanding shares of UpSnap after the closing) in exchange for all of the issued and outstanding common share capital of Duratech. The Duratech common share capital is validly issued, fully paid, and nonassessable, represents one hundred percent (100%) of the common ownership of Duratech, and the Duratech Shareholders are the sole record and beneficial owners thereof. The Duratech common stock, par value $0.05 per share, represents sixty-five percent (65%) of the issued and outstanding equity capitalization of Duratech, with the other thirty-five percent (35%) consisting of two series of preferred stock, one currently issued to three individuals and outstanding, and the other to be issued to van Hierden and Duratech Shareholders on the Closing Date. Both of the series have a par value of $1.00 per share. The first series, which is currently outstanding and consists of 158,096 shares of Preferred Non-Voting stock, and has a $1.00 liquidation preference, is not entitled to any dividend or conversion privilege, and is to be liquidated in three years. The second series, which is a new series to be issued to van Hierden and Duratech Shareholders as of the Closing Date, shall consist of 3,198,362 shares of preferred stock and shall be entitled to one vote per share, have a $1.00 liquidation preference and shall not be entitled to any dividend or conversion privilege. In addition, Duratech option holders will be granted options to purchase an additional 1,203,790 shares of this second series of preferred stock. All of the outstanding Duratech share capital was offered and sold in accordance with applicable Canadian and United States Federal and local securities laws.

Also, in connection with the transaction, a total of 2,235,610 options to purchase Duratech common stock will be converted into 18,950,334 options to purchase common stock of the Company, calculated according to an agreed upon formula. This will enable the Duratech Shareholders to transfer one hundred percent (100%) of the common ownership of Duratech to the Company.

After the consummation of the transactions contemplated by the Share Exchange Agreement, the Registrant plans to consummate the sale of its assets related to its mobile information search services, subject to assumption and payment of all of the Company’s liabilities related to periods prior to the closing, to UpSnap Services, LLC, a North Carolina limited liability corporation (“UpSnap Services”), which is owned by Philipp, pursuant to an Asset Purchase Agreement dated as of August 29, 2008 (the “Asset Purchase Agreement”).

Pursuant to the Share Exchange Agreement and the Asset Purchase Agreement, Philipp has agreed, among other things, to indemnify and hold harmless the Company from and against all liabilities as of the Closing Date up to $200,000. As part of the Asset Purchase Agreement, the Company has agreed to contribute $130,000 to UpSnap Services at Closing solely toward the payment and discharge of the Assumed Liabilities (as defined). The $130,000 contribution is not to be used to pay any of Philipp’s advances to the Company or his accrued salary. Duratech has agreed to fund this $130,000 capital contribution. The Asset Purchase Agreement was approved by a majority of the Board of Directors, with Philipp abstaining, in accordance with Nevada Revised Statutes 78.140.

The foregoing summary of selected provisions of the Share Exchange Agreement and Asset Purchase Agreement do not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement and Asset Purchase Agreement, copies of which are included as exhibits to the Company’s current report on Form 8-K, which was filed with the U.S. Securities and Exchange Commission on September 5, 2008.

The UpSnap Board of Directors has three members. At Closing, Philipp and Paul Schmidt will resign from their positions as President and Chief Executive Officer and of Chief Financial Officer, respectively, of the Company, and Peter van Hierden will be appointed as Chief Executive Officer and Richard von Gnechten as Chief Financial Officer. At Closing, Mark McDowell will resign from his position as a director of the Company and Peter van Hierden will be appointed to fill the vacancy created thereby. Philipp will resign as a director of the Company effective following the expiration of the required ten (10) day transmittal notification to the stockholders under Regulation 14f-1 of the Securities Exchange Act, which notice is effected by mailing of this Information Statement to shareholders. At the effective time of Philipp’s resignation, Robert Lundgren will be appointed as director of the Company. Mr. von Gnechten, who is currently a member of the Board of Directors of the Company, will remain on the Board following the closing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth as of Closing Date, the number of shares of the Company’s Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by the directors and officers of the Company. The number of common shares issued and outstanding as of September 5, 2008, the record date for this Information Statement, is 23,370,324, each with a par value of $0.001, and 4,830,000 options or warrants on common shares.

On the Closing Date, after giving effect to the issuance of 69,299,676 shares and options to the Duratech Shareholders, there will be issued and outstanding 97,500,000 shares and options of the Company’s Common Stock.

Title of Class	Name	Number of Shares Owned(1)		Percent of Voting Power(2)

Principal Stockholders

Common	Janet van Hierden	48,264,954	(3)	49.5%

Directors and Executive Officers

Common	Peter van Hierden	48,264,954	(3)	49.5%
Common	Tony Philipp	4,910,000		5.0%
Common	Robert Lundgren	1,101,956		1.1%
Common	Mark McDowell	700,000		0.7	%(4)
Common	Paul Schmidt	480,020		0.5%
Common	Richard von Gnechten	401,054		0.4%

Common	All Officers and Directors as a Group (3 persons)	55,857,984		57.3%

(1) Except as otherwise indicated, the shares are owned of record and beneficially by the persons named in the table.
(2) Based on 97,500,000 issued & outstanding shares and options of common stock as of the Closing Date.
(3) Janet van Hierden and Peter van Hierden are husband and wife, and beneficially own the 6,387,729 and 41,761,084 shares, respectively, of Common Stock owned by each. In addition, Mr. and Mrs. van Hierden beneficially own the 116,141 shares of Common Stock owned by their son Brendon van Hierden.
(4) Mr. McDowell’s shareholdings reflect options that he either owns directly or indirectly through his corporate interests in Acta Wireless Capital, LLC.

DIRECTORS AND EXECUTIVE OFFICERS

At Closing, Philipp will resign from his positions as President and CEO of the Company, Mark McDowell will resign from his position as director, and Paul Schmidt will resign from his position as Chief Financial Officer. Mr. Peter van Hierden will be appointed as Chief Executive Officer and Director and Mr. Richard von Gnechten as Chief Financial Officer.

Philipp shall resign from his position as a director of UpSnap effective ten days following the mailing of this Information Statement. At the expiration of the waiting period required by Regulation 14f-1, Robert Lundgren shall be appointed as director of UpSnap as provided in the 14F-1 Information Statement.

To the best of the Company’s knowledge, immediately prior to the Closing, Peter van Hierden and Robert Lundgren were not directors, did not hold any position with the Company, nor had they been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, other than the transactions in the Share Exchange Agreement and the Asset Purchase Agreement. Richard von Gnechten, who will be appointed Chief Financial Officer at Closing, has served as director of the Company and as a partner of Naviscent Group, LLC with Paul Schmidt, the Chief Financial Officer of the Company prior to Closing. Mr. van Hierden serves as Chairman of the Board of Directors of Global Kingdom Alliance which has secured Mr. von Gnechten’s services as a financial advisor to its affiliated companies. To the best of the Company’s knowledge, none of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

The names of the officers and directors of the Company following the Closing Date, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company
Tony Philipp(1)	45	CEO, President and Director
Mark McDowell(2)	42	Director
Paul Schmidt(3)	52	CFO
Peter van Hierden(4)	49	CEO and Director
Richard von Gnechten(5)	44	CFO and Director
Robert Lundgren (6)	64	Director

(1) Philipp will resign as an officer at Closing and as a director of the Company effective ten days following the mailing of this Information Statement.
(2) Mr. McDowell will resign as a director of the Company effective at Closing.
(3) Mr. Schmidt will resign as an officer of the Company at Closing.
(4) Mr. van Hierden will be appointed as the CEO on the date Philipp’s resignation becomes effective and his appointment as a director becomes effective on the Closing Date.
(5) Mr. von Gnechten will be appointed as the CFO on the date Mr. Schmidt’s resignation becomes effective. He remains in his position as a director.
(6) Mr. Lundgren will be appointed as a director on the date ten days following the mailing of this Information Statement.

Tony Philipp.
Tony Philipp has served as a director and our Chief Executive Officer and President since November 15, 2005, when we acquired UpSNAP USA. Philipp is the co-founder of UpSNAP USA and acted as a director and the Chief Executive Officer of UpSNAP USA since its formation in April 2004.  During 2002 to 2004, Philipp was the president of Vivisimo Inc., Europe, the leading provider of automatic content-clustering software, which powers 10% of web searches worldwide, with blue chip customers including the U.S. Government, HP, NASA, German Government, AOL, Infospace, and Overture. Philipp was responsible for establishing worldwide sales and marketing strategy for Viviisimo during that period. Philipp was the former Chief Operating Officer of Lycos Europe. Philipp was instrumental in the joint venture with Bertelsmann, and took the company to a $5 billion IPO in 2000. Philipp previously served on the board of Mobileway, Inc. and has in the past served as Non-Executive board member of selected 3i investments, the largest European venture group. Philipp is a dual citizen in Germany and the USA, and holds a Bachelor of Science Degree from Clemson University, a Master of International Business (MBA) from the University of South Carolina, and was a Fulbright Scholar at the University of Cologne (Germany).

Mark McDowell.
Mark McDowell, a director since April 19, 2006, has served since November 2004 as co-founder of Acta Wireless Capital LLC, an investment firm focused on early stage companies in the wireless sector, and the Managing Partner of Actium Advisors, LLC, a consulting firm with clients such as Verizon Wireless, Vodafone, Hewlett-Packard, and AOL since November 2004. Mr. McDowell served as President of McDowell Technology Ventures from September 2002 - October 2004, and was President and COO of Invertix Corporation, a global pioneer in wireless instant messaging from 1997 until August 2002. Mr. McDowell previously served as co-founder and director of TeleCorp PCS (acquired by AT&T Wireless Services in February 2002) and holds BSEE and MSEE degrees from the Massachusetts Institute of Technology.

Paul Schmidt.
Paul Schmidt has been Chief Financial Officer since November 15, 2005 and prior to that served as Chief Financial Officer of UpSNAP USA from October 1, 2005. From 2005-2006, Mr. Schmidt served as a managing director at Von Steuben Financial, LLC, a service firm that provides part-time senior level financial executive services. From 2001 to 2004, Mr. Schmidt was the Vice President and Chief Financial Officer of B.R. Lee Industries, Inc., a large manufacturer of commercial asphalt paving equipment. From 1999 to 2001, Mr. Schmidt served as the Treasurer and Chief Financial Officer of Powerscape Equipment Corp., an outdoor power equipment dealership.  Mr. Schmidt is currently serving as Managing Partner for Naviscent Group, LLC, a firm that provides senior level CFO-type services on a fractional use basis.  Mr. Schmidt has an inactive CPA license and has a Bachelor of Business Administration degree from University of Michigan.

Peter van Hierden.
Peter van Hierden, a director, is President and CEO and principal owner of Duratech Group, Inc. Duratech is engaged in the homebuilding and manufactured housing business in Alberta and Saskatchewan, Canada, which are experiencing rapid growth primarily because of commodities such as oil, uranium and diverse mining. Duratech operates through its business units Duratech Contracting and Duratech Structures and through its ownership of 50% of the share capital of two joint venture companies: P&R Gateway Developments Inc. and 1371009 Alberta Ltd., both Alberta corporations. Mr. van Hierden has been an entrepreneur for over 30 years, having started, run, bought and sold companies over that time period. He helped successfully turned around six failing companies ranging from $1 million to $30 million in revenue over the past 15 years. Mr. van Hierden has also previously helped raise a fund of $7 million in private equity, which achieved an 18% return on investment.

Richard von Gnechten.
Richard von Gnechten, a director since April 19, 2006, has served since 2005 as President & CEO of Ravon Corp., which provides corporate financial advisory services. Mr. von Gnechten joined Hawaiian Electric Company (HECO) in 1991 and served as Financial Vice President & CFO from 2000 to 2004, managing/implementing Sarbanes-Oxley, SEC and NYSE compliance. During his tenure, Hawaiian Electric was recognized by a Dow Jones public company survey as a top 5 company for corporate governance and top 10 for disclosure transparency. Mr. von Gnechten also serves as Managing Director and CEO for Global Kingdom Finance Co. and Partner of Naviscent Group, LLC and board member for several companies.  He has an MBA from Dartmouth’s Tuck School of Business, Financial Management Program graduate from Stanford’s Graduate School of Business and a degree in Economics from the University of Denver.

Robert Lundgren.
Robert Lundgren, a candidate to be appointed as director, has served as both President and Senior Vice President, Finance and Corporate Development (and Chief Financial Officer) of The Loewen Group, Inc., a large Canadian public company. In his capacities he was a leader in the company’s strategic planning process and directed a rapid acquisition growth program, which required access to significant capital from the public markets as well as direction of management development and system needs. He has also served as a director of a number of corporate and charitable boards. Mr. Lundgren is a Chartered Accountant and has a Bachelor of Arts in Economics from the University of British Columbia and a Master of Divinity from Canadian Theological Seminary.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have a compensation committee or nominating committee. The Company does have an audit committee, with committee duties currently carried out by a member of our Board of Directors. Our Board of Directors has determined that the audit committee member has sufficient knowledge in financial and accounting matters to serve on the committee and that the member is an “audit committee financial expert” as defined by the rules of the Securities and Exchange Commission. The Board of Directors has not adopted a written charter for the audit committee as the management of the Company believes that until this point it has been premature at the current stage of the Company’s management and business development to adopt a formal charter.

The same reasoning applies to the decision not to form a compensation or nominating committee. However, the new management of the Company may form a compensation and nominating committee in the future. Until these committees are established, these decisions will continue to be made by the Board of Directors. New management may also adopt a formal audit committee charter. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes. However, the new management of the Company may establish a process for stockholder communications in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For the ten-months ended July 31, 2008, Philipp, the CEO, advanced a total of $61,333 to the Company.  For the year ended September 30, 2007 and 2006, Philipp advanced $0 and $0 to the Company, respectively. Philipp was paid $32,000 by the Company for 2008 (as of July 31, 2008), and has an accrued salary for 2008 amounting to $61,333 (as of July 31, 2008). These obligations are part of the Assumed Liabilities under the Asset Purchase Agreement.

After the consummation of the transactions contemplated by the Share Exchange Agreement, the Company plans to consummate the sale of its assets related to its mobile information search services, subject to assumption and payment of all of the Company’s liabilities related to periods prior to the closing, to UpSnap Services, LLC, a North Carolina limited liability corporation (“UpSnap Services”), which is owned by Philipp, pursuant to an Asset Purchase Agreement dated as of August 29, 2008 (the “Asset Purchase Agreement”).

Over the past few years the Company has sustained continued financial losses and revenue declines as its business has grown more competitive, it has not been able to raise additional capital to expand its operations, it has recent concerns about obligations to its creditors and its continuation as a going concern, and subsequent to the termination of the proposed merger transaction with Mobile Greetings, Inc., it has explored various financing and acquisition alternatives. Based upon management’s review of alternatives, the Share Exchange Agreement and the Asset Purchase Agreement present the most viable present possibility for future enhancement of shareholder value and for payment of creditors.

Pursuant to the Share Exchange Agreement and the Asset Purchase Agreement, Philipp has agreed, among other things, to indemnify and hold harmless the Company from and against all liabilities as of the Closing Date up to $200,000. As part of the Asset Purchase Agreement, the Company has agreed to contribute $130,000 to UpSnap Services at Closing solely toward the payment and discharge of the Assumed Liabilities (as defined). The $130,000 contribution is not to be used to pay any of Philipp’s advances to the Company or his accrued salary. Duratech has agreed to fund this $130,000 capital contribution. The Asset Purchase Agreement was approved by a majority of the Board of Directors, with Philipp abstaining, in accordance with Nevada Revised Statutes 78.140.

Richard A. von Gnechten, a member of the Board of the Company and also a Managing Director and CEO for Global Kingdom Finance Co., an affiliate of Duratech, will be appointed as Chief Financial Officer of the Company as of the Closing. He does not plan to have a salary paid by the Company, nor will he have an employment contract with the Company.

Except for the transactions described above, there are no proposed transactions and no transactions during the past two years to which the Company was (or is) a party, and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

EXECUTIVE COMPENSATION

Executive Compensation
Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer and president who received or was entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name of officer	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonquali- fied Deferred Compensation	All Other Compensation	Total

Tony Philipp(1)	2007	$120,000	-	-	-	-	-	-	$120,000
	2006	$120,000	-	-	-	-	-	-	$120,000
	2005	-	-	-	-	-	-	-	-
(1) Philipp will resign from his officer positions with the Company at Closing.

Option Grants in Last Fiscal Year

There no options granted to Philipp during the year ended September 30, 2007. There were options to purchase 1,000,000 shares of Common Stock granted to Philipp during the nine-months ended June 30, 2008, exercisable at $.10 per share, vesting over a four year period, with all unvested options to vest upon the Closing.

During the year ended September 30, 2007 and the nine-months ended June 30, 2008, Philipp did not exercise any stock options.

Employment Agreements

The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

The Company does have a stock and incentive plan entitled “UpSnap, Inc. Amended 2006 Omnibus Stock and Incentive Plan,” as detailed on Exhibit A of Schedule 14-C Definitive Information Statement filed with the SEC on October 3, 2007 and incorporated herein by reference. The Company plans to make any necessary changes to this plan and to its authorized capital to accommodate the aforementioned conversion of the 2,235,610 options to purchase Duratech common stock into UpSnap options.

Directors’ and Officers’ Liability Insurance

The Company has insurance insuring directors and officers against certain liabilities.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the best knowledge of the Company based on the filings made, during fiscal year 2007, the officers, directors and 10% stockholders of the Company filed all Section 16(a) reports they are required to file on a timely basis.

Date: September 10, 2008	UpSnap, Inc.

	By:	/s/ Tony Philipp
Tony Philipp
CEO and President